No. 070-09569

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-1


                         (POST-EFFECTIVE AMENDMENT NO.1)

              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

      Energy East Corporation, One Canterbury Green, Stamford, Connecticut
                                      06904

     (Name of company filing this statement and address of principal executive offices)

     Kenneth M. Jasinski
     Executive Vice, President,
     General Counsel and Secretary
     Energy East Corporation
     One Canterbury Green
     Stamford, Connecticut 06904
     Telephone:  (203) 325-0690

                 (Names and addresses for of agents for service)

     The Commission is also requested to send copies of any communications in connection with this matter to:

     Adam Wenner, Esq.
     Vinson & Elkins L.L.P.
     The Willard Office Building
     1455 Pennsylvania Avenue, N.W.
     Washington, D.C. 20004-1008
     Telephone  (202) 639-6500

     In its Amendment No. 5 to Form U-1, Energy East Corporation ("Energy East" or "Applicant") stated that it would submit a post-effective amendment confirming its transmission arrangements, in compliance with the requirement that the Central Maine Power Company ("CMP") and New York State Electric and Gas Company ("NYSEG") be physically interconnected or capable of physical interconnection through a contract providing for 50 megawatts of firm transmission, for east-to-west firm point-to-point transmission service from the CMP system to the NYSEG system (the "Contract Path").

     By this filing, Energy East informs the Commission that, in compliance with this requirement, NYSEG has acquired from Williams Energy Marketing & Trading Company ("WEMT") 51 megawatts of Firm Point-To-Point Transmission Service in the form of Out Service, as that service is defined in the OATT, beginning on September 14, 2000 and ending on July 1, 2001.

     WEMT obtained this transmission entitlement as a customer under the New England Power Pool Open Access Transmission Tariff ("OATT") and pursuant to a service agreement with the New England Independent System Operator. Since NYSEG is also a customer under the OATT, it is eligible to receive these transmission rights from WEMT, consistent with Section 37 of the OATT, "Sale, Assignment or Transfer of Transmission Service."

     For the period of September 1, 2000 through September 13, 2000, NYSEG received firm and non-firm transmission service from ISO New England ("ISO-NE") via its OASIS transmission reservation system. Additionally, NYSEG has submitted an application to ISO New England, Inc. for 50 megawatts of Long-term Firm Point-to-Point Transmission Service in the form of Out Service consistent with the OATT, for a term of two years beginning January 1, 2001. If NYSEG obtains this service, it will have a right of first refusal to extend service for additional terms. This application is being reviewed by ISO New England, which will perform a system impact study to determine an effective manner in which to provide the requested service. As provided in the Application, CMP and NYSEG will obtain additional service extending through March 31, 2003, and prior to that date will either extend their right to use the Contract Path or will file a post-effective amendment explaining how the Energy East system will continue to satisfy the interconnection requirement if its rights with respect to the Contract Path are not extended.

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Post-Effective Amendment No. 1 to Form U-1 Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                            Energy East Corporation
     October 31, 2000                       By:  /s/  Kenneth M. Jasinski
                                               --------------------------
                                               Kenneth M. Jasinski
                                               Executive Vice President,
                                               General Counsel and Secretary


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